

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

Via E-mail
Salvador Rosillo
President and Chief Executive Officer
HempAmericana, Inc.
78 Reade St
Suite 4FW
New York, NY 10007

> **Re: HempAmericana, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 5, 2014**
> **File No. 333-195097**

Dear Mr. Rosillo:

We have reviewed your amendment and your letter dated June 5, 2014, and we have the following comment.

Recent Sales of Unregistered Securities, page 28

1. We note that you indicate in this section that you have not made any sales of unregistered securities. However, we note your issuance of unregistered securities discussed throughout the registration statement, including the 40 million shares issued to Elad Properties Enterprise Corp. and 500,000 shares issued to ETN Services, LLC. Please revise your disclosure to provide the information required by Item 701 of Regulation S-K.

You may contact Tracie Towner, Staff Accountant, at (202) 551-3744 or Al Pavot, Staff Accountant, (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Erin Jaskot, Staff Attorney, at (202) 3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director